Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges on a consolidated basis for each of the periods indicated. For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.

	Successor				Predecessor
	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
						2010	2009	2008
	(Millions of dollars)
Earnings:
Income (loss) from continuing operations before income taxes	$(44)	$104	$1,008	$262	$632	$7	$(30)	$(147)
Fixed charges	28	8	68	31	3	49	36	54
Loss from equity method investee	—	—	—	—	—	2	4	1
Capitalized interest	(1)	—	(2)	(1)	—	—	—	—

Total earnings (loss)	$(17)	$112	$1,074	$292	$635	$58	$10	$(92)

Fixed Charges:
Interest expense	$26	$7	$53	$29	$3	$40	$33	$50
Amortization of deferred debt issuance costs and discount on debt	2	1	10	1	—	9	3	4
Rental expense representative of interest factor (1)	(1)	—	3	—	—	—	—	—
Capitalized interest	1	—	2	1	—	—	—	—

Total fixed charges	$28	$8	$68	$31	$3	$49	$36	$54

Ratio of earnings to fixed charges	—	14	16	9	212	1	—	—

Inadequate earnings	45							146

(1)	Relates to the financing leases in South Africa.